RWE

File No. 82-4018

Dividend Announcement

ISIN DE 0007037129
DE 0007037145

The April 18, 2007, Ordinary Annual General Meeting passed a resolution to pay a dividend of €3.50 per common share and preferred share for the **fiscal year from January 1 to December 31, 2006**.

The dividend payment, from which a 20% capital gains tax and a 5.5% solidarity surcharge on the capital gains tax will be deducted, will be made by Clearstream Banking AG, based in Frankfurt am Main, **on April 19, 2007,** via the depositary banks.

Exempt from the capital gains and solidarity surcharge deductions are shareholders who have submitted a non-assessment note from their local tax authorities to their depositary banks. The same applies either fully or partially to shareholders who have submitted a capital gains exemption order to their depositary bank insofar as the exemption amount set forth in the order has not yet been used up by income from other capital assets.

Essen, April 2007

RWE Aktiengesellschaft

The Executive Board